ConsultAmerica, Inc.
                               13070 Addison Road
                             Roswell, Georgia 30075
                                  404-915-0570






January 6, 2005



Via Facsimile

United State Securities
 and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Company: ConsultAmerica, Inc.
         Form:             SB-2/A2 Registration Statement
         File No.:         333-120253

Dear Sirs and/or Madame:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form SB-2) to Tuesday, January 11, 2005 at 10:30 a.m., or as soon thereafter as practicable.

Very truly yours,

/s/Edward Sundberg
-------------------
Edward Sundberg
President